Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were posted by Andrejka Bernatova, Chief Executive Office of SPAC, on her X and LinkedIn accounts on December 15, 2025:

The above-mentioned communications include a clip to a discussion with Andrejka Bernatova, Chief Executive Officer of SPAC, and Steve Sedgewick and Julianna Tatelbaum of CNBC Squawk Box Europe. The transcript is provided below:

CNBC Squawk Box Europe

Steve Sedgewick: (00:00)

Our next guest says that crypto related SPACs have reinvigorated interest in 2025 however, she cautions that SPACs are a powerful tool if used properly but disruptive if misused. Andrejka Bernatova is the founder and CEO of Dynamix, which has launched three different SPACs over the last couple of years. Andrejka it is lovely to see you, if I say to certain people I know who've been in the market for a very long time are got a really interesting proposition. It's a crypto related SPAC. They will probably say to me, that's financial engineering squared plus speculation squared. It's a toxic mix. I don't want to go near it, but why should they be interested?

Andrejka Bernatova: (00:38)

So thank you for having me this morning, Steve. I you know SPACs, and we see this pretty publicly. SPAC is very similar to leverage. So when you use leverage for the wrong business, it can really obviously change the course of the business in a negative direction. However, if you use it for the right business, it can really supercharge it. So we use SPACs the same way, right? If you the problem with SPACs that we have seen in some of the recent past, from the 2021-2022 timeframe has been they were used for the wrong businesses very early stage, really not businesses that should be public in the first place. So if you apply SPAC product to the right business that should be public in the first place, it can really take it to the next territory and supercharge it.

Steve Sedgewick: (01:22)

I've also got many friends, actually, who have done vehicles in the past using SPAC, like creative vehicles, and have done incredibly well out of it, because they've used it to buy, as you say, later stage assets, not late stage assets, but that otherwise they wouldn't be able to bring to certain class of investors. Have we definitely got rid of that euphoria phase. Because I remember there was a stage on this show where we couldn't move, literally, on a daily basis.

We had someone offering us another SPAC guest, and we took the guess, and I couldn't understand it. Then have we got rid of that euphoria phase?

Andrejka Bernatova: (01:54)

So SPACs have been around for three decades, right? So we sort of have to take a step back and think about it. It's a vehicle that's been around our product that's been around for a long time. You know, the capital markets tend to overshoot one direction on the other. So I don't want to say that, you know, we have sort of got rid of, sort of the some of that misuse. But I do think it's sort of mature to a stage where you see repeat teams and high quality teams that really are thinking that companies with the lens of this company should be public. And you know, when you take a step back, some of the companies like Hims and Hers parallel Weinberg Partners, blue owl, Oklo, you know, those are some very high quality businesses that have been taken public via SPAC. So the product has a lot of advantages versus IPO, by the way, as well. And I do think that it has more and more space as we kind of go forward in the next era of public

Steve Sedgewick: (02:48)

Using the right asset it works. Tell me, give us and our viewers a very good example of SPAC plus the right asset that you've either brought to market or you've you're working on.

Andrejka Bernatova: (02:59)

So we have announced recently, actually, in the summer, a merger with The Ether Machine. We obviously think that's a very high quality business coming into the market. It is in the crypto market. But what we are seeing in the space, first of all, in the crypto space that you mentioned, Steve obviously has, you know, really interesting sort of backbone, but at the same time, some, you know, headwinds and tailwinds. I would say it's, you know, you obviously saw in the summer the Genius Act passing in the US, which is a really interesting, very positive trend from a regulatory perspective.

Steve Sedgewick: (03:33)

Is the Genius Act positive for all cryptos, or actually only a certain part of the crypto market, because my impression is that the market may will see concentration and gravitation to certain types of cryptos, but not the broader market.

Andrejka Bernatova: (03:47)

I Agree with that. So there will be, that's a great point. There's going to be a differentiation in the crypto market. You know, The Ether Machine, obviously, is in Ethereum space, we do believe, and that's where most stable coins reside, which is where the Genius Act really supercharged that part of the crypto space, essentially. So we do think that the administrative differentiation Ethereum space is going to be, you know, one of the very huge beneficiaries in that space. You are also seeing institutional embracement, obviously. You know, firms like Deutsche Bank, Goldman, Sachs, Citibank, Jamie Diamond always recently turned the page and changed his mindset from, you know, previous rhetoric and JP Morgan, obviously. So you're seeing institutional, you know, embracement of again, certain, you know, high quality currencies and the stable coin market in general. And so regulatory combined with the institutionalization, essentially, of the market is really interesting trend for the macro space. Now, what we liked about The Ether Machine deal, you know, Andrew Keys, who is the chairman and founder of The Ether Machine, has contributed significant ether holdings into the company. So very aligned with the public investors. That is very important. We're starting with a sort of a clean slate. This wasn't a, you know, structure that's sort of a poisonous structure. We've raised over 2 billion of U.S. dollars to actually, you know, make sure the company is well capitalized, that it's paramount for, you know, making sure that the SPAC, or the, ultimately, the public company is a successful business. And you know, the team that's running The Ether Machine is a fully dedicated team. This is not their hobby or side hustle. They're fully dedicated. They've been doing this for a long time, so they're just translating it into the public market.

Julianna Tatelbaum: (05:33)

You mentioned Jamie Dimon. I hear him, you know, touted a lot in this way that he sort of was a major crypto skeptic, and now JP Morgan has embraced crypto to the extent that they're offering more and more services to their clients. But Jamie Diamond, when you listen to him, you know he doesn't necessarily sound like he's changed his tune on crypto, personally speaking, but he says this is what clients are looking for. So he's sort of the ultimate pragmatist in that way, saying we're going to be there for our clients offer the services. It doesn't necessarily mean that I believe in crypto, and I, you know, I'm any less skeptical or concerned as I was before. I think there's a lot of skeptics still out there that, you know, believe this is still a very young asset class, and in recent months, we've seen what appears to be a strong correlation with other risk assets. It's not necessarily proving to be the diversifier that many had thought it was. Can you share your thoughts on how you think about Bitcoin relative to other risk assets when it looks like, you know, a lot of the time the NASDAQ and Bitcoin trade hand in hand.

Andrejka Bernatova: (06:33)

So that's a great question. Juliana, you know, Bitcoin is a little bit of a different asset. Ether is an asset that you can actually use is more of a contractual structure. So it's much more versatile. You can obviously stake it, restake it. So you can actually, you know, create yield with the utilization of the asset. So it's a slightly different from Bitcoin. We do think that both are going to have a space in sort of the transactional structure and contractual structure. You know, when I personally take a step back, we actually come from the energy sector. And, you know, obviously there is a high volatility in oil and gas and commodities in general. It is assets that, whether we want it or not, oil and gas is going to be in use for the next, you know, decades to come. It's a really important sort of asset base. Despite, obviously its volatility. We see the crypto space in a similar manner. Again, select currencies. Ether is obviously one of them, but it is sort of mission critical. Over the next year is volatility, and there likely will be volatility in that space, but we see it as a mission critical. This is something that 33% for example, I was just reading a survey from Goldman Sachs, and 33% of ultra large family offices in that survey actually have exposure to crypto, which is significant. It is an asset that will be likely. We predict it's going to be widely used, and it's going to be part of our daily lives and decades to come.

Julianna Tatelbaum: (07:57)

You mentioned your background in energy, and I'm curious how that informs your view about how to invest in AI and the AI build out. What do you think the when you're looking at companies now that you could potentially bring to the public market? What's the best way to get involved in the build out of AI?

Andrejka Bernatova: (08:17)

So, you know, thank you for that question. You know, we obviously have been in the energy business, for myself personally, over two decades now. And so we are used to sort of euphoria, and you overbuild, and then you don't have enough. Et cetera, et cetera. How we see the AI space, it's been a sort of interesting we call it a trend, sort of California coming closer to Texas. Because in order to have one of the pillars, probably the biggest pillar of the AI growth is actually the energy source. And so you really need a, you know, multibillion, obviously, trillion, on a macro scale, infrastructure that needs to be built out. That is not easy, right? Because you have to first extract the commodity, you have to transport it, and you have to obviously, build the power source, and you have to distribute the power. And there's obviously a lot of decentralization that's happening, especially in the United States. So there's a lot of interconnections with the grid. It involves permitting, it involves local communities and federal and state governments. And so there's just a lot of nuances that these sort of things take some time. We are very excited about some of the relationships that have been being built with the hyperscalers and some of the large scale builders and developers and so but we do think that the power side should not be underestimated, and is the ultimate pillar to the growth of AI.

Steve Sedgewick: (09:35)

Fascinating. It was the absolute pivotal key conversation I just had in Abu Dhabi, was talking about the power for AI and where the gaps are, and how other countries, perhaps in the global south actually may have an advantage over the developed markets. It was fascinating. Andrejka, can we have to leave it there. So lovely to meet you. Thank you very much indeed for your time today. Andrejka Bernatova, who is founder and CEO at Dynamix.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transactions contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.